UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 00202J203	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,213,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,213,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,213,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0%
14	Type of Reporting Person PN

CUSIP NO. 00202J203	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,213,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,213,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,213,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0%
14	Type of Reporting Person OO

CUSIP NO. 00202J203	13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,366,185
	8.	Shared Voting Power 64,213,600
	9.	Sole Dispositive Power 7,366,185
	10.	Shared Dispositive Power 64,213,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,579,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 11 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012 and July 30, 2012 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of A.P. Pharma, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.  Purpose of Transactions

Item 4 of the Statement is hereby amended to add the following:

On May 1, 2013, Tang Capital Partners, LP (“Tang”) entered into a Contribution Agreement, pursuant to which Tang contributed 18,750,000 shares of Common Stock (the “Shares”) to Tang (APPA) Holdings, LLC (“Tang Holdings”).  Tang serves as the manager of Tang Holdings and, as such, exercises voting and dispositive control over the Shares.  Tang is the record holder of 3,750,000 Class A Common Units of Tang Holdings, while Barry Quart, Pharm.D., Robert Rosen and Stephen Davis, who serve as executive officers of the Issuer, collectively hold 15,000,000 Class B Common Units (the “Class B Units”) of Tang Holdings. The Class B Units provide the holders of such units with a pecuniary interest in the Shares, subject to certain vesting and other conditions.  The Class B Units are non-voting and holders thereof do not have beneficial ownership of the Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	64,213,600 shares, representing 21.0% of the class
	Tang Capital Management, LLC	64,213,600 shares, representing 21.0% of the class
	Kevin C. Tang	71,579,785 shares, representing 23.4% of the class

Tang Capital Partners, LP is the beneficial owner of 64,213,600 shares of the Issuer’s Common Stock, including 18,750,000 shares of Common Stock held by Tang Holdings.  Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Partners, LP is the record owner of $3,908,004 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), which may be converted into Common Stock at a conversion rate of 25,000 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below.

Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, or 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion.  Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice.  The foregoing limitation remains in effect with respect to such Notes and no shares are currently issuable upon conversion of such Notes. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such Notes for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 25,000,000 shares of Common Stock at an exercise price of $0.18 per share (the “2016 Warrant”).  The 2016 Warrant is exercisable anytime until its expiration on July 1, 2016, subject to certain limitations discussed below.

There is no right to exercise the aforementioned 2016 Warrant to the extent that after giving effect to such exercise the Tang Capital Partners, LP and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock following such exercise. Tang Capital Partners, LP can amend or waive the foregoing limitation by written notice to the Company, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to such 2016 Warrant and no shares are currently issuable upon exercise of such 2016 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2016 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 1,221,590 shares of Common Stock at an exercise price of $0.88 per share (the “2015 Warrant”).  The 2015 Warrant is exercisable anytime until its expiration on January 7, 2015, subject to certain limitations discussed below.

The 2015 Warrant provides that in no event shall the 2015 Warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners, LP and its affiliates, would result in the beneficial ownership by Tang Capital Partners, LP and its affiliates of more than 9.999% of the outstanding Common Stock (“Limitation on Exercise”). The Limitation on Exercise remains in effect with respect to such 2015 Warrant and no shares are currently issuable upon exercise of such 2015 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2015 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 64,213,600 shares beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 71,579,785 shares of the Issuer’s Common Stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Kevin C. Tang Family Trust, for which Kevin C. Tang serves as trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 95,891 shares owned directly by Kevin C. Tang,  900,000 shares issuable upon exercise of options held by Kevin C. Tang, 6,040,394 shares held by the Kevin C. Tang Foundation, Inc. and the 64,213,600 shares beneficially owned by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children. The Kevin C. Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as Chairman and President.  Mr. Tang has voting and dispositive power over the shares held by this foundation.  Kevin C. Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust.  Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  The Kevin C. Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 305,628,293 shares of Common Stock outstanding as of February 27, 2013 as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as amended on April 30, 2013. The percentages used herein for Kevin C. Tang are based upon 306,528,293 shares of Common Stock outstanding (305,628,293 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 900,000 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	7,366,185 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	64,213,600 shares
	Tang Capital Management, LLC	64,213,600 shares
	Kevin C. Tang	64,213,600 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	7,366,185 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	64,213,600 shares
Tang Capital Management, LLC	64,213,600 shares
Kevin C. Tang	64,213,600 shares

(c)           Other than the contribution of the Shares to Tang Holdings described in Item 4, none of the Reporting Persons have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 of this Amendment No. 11 is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits

Exhibit A:  Contribution Agreement, dated as of May 1, 2013, by and between Tang Capital Partners, LP and Tang (APPA) Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

May 9, 2013

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang

Exhibit A

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is dated as of May 1, 2013 (the “Effective Date”), by and between Tang (APPA) Holdings, LLC, a Delaware limited liability company (the “Company”), and Tang Capital Partners, LP, a Delaware limited partnership (“Contributor”).

RECITALS:

WHEREAS, as of the date hereof, Contributor will execute and enter into that certain Limited Liability Company Agreement of the Company, dated as of the date hereof, by and among Contributor and the other members listed on Schedule A attached thereto (the “Company Agreement”); and

WHEREAS, the Contributor desires to contribute to the Company a total of 18,750,000 shares of common stock of AP Pharma, Inc., a Delaware corporation, as specifically identified on Schedule A attached hereto (the “Capital Contribution”).

NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements set forth herein, the parties agree as follows:

1.           The Contributor hereby contributes, conveys, transfers, and assigns to the Company as the initial capital contribution of the Contributor, the Capital Contribution, effective as of the Effective Date.

2.           The Company hereby accepts the contribution of the Capital Contribution from the Contributor and will record the Capital Contribution on the books of the Company pursuant to Section 10(b) of the Company Agreement.

3.           This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, personal representatives, executors, successors, and assigns.

4.           The parties agree that they will take all reasonable actions to effectuate the intent of this Agreement by execution of such other documents as may reasonably be required by this Agreement.

5.           If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

6.           This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all the parties hereto.  Except as may otherwise be provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, transferees, successors and assigns.

7.           This Agreement may be executed in any number of counterparts, each of which shall be considered an original for all purposes, and all of which when taken together shall constitute a single counterpart instrument.  Executed signature pages to any counterpart instrument may be detached and affixed to a single counterpart, with such single counterpart with multiple executed signature pages affixed thereto constituting the original counterpart instrument.  All of those counterpart pages shall be read as though one, and they shall have the same force and effect as if all the signers had executed a single signature page.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized parties as of the day and year first above written.

COMPANY:

Tang (APPA) Holdings, LLC

By:	Tang Capital Partners, LP, Manager

	By:	Tang Capital Management, LLC, General Partner

		By:	/s/ Kevin C. Tang
Kevin C. Tang
Manager

CONTRIBUTOR:

Tang Capital Partners, LP

By:	Tang Capital Management, LLC General Partner

		By:	/s/ Kevin C. Tang
Kevin C. Tang
Manager